February 29, 2024
By EDGAR, “CORRESP” Designation

Division of Corporation Finance
Office of Industrial Applications and Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Attn: Ms. Tracey Houser and Ms. Jeanne Baker

Re:     Coty Inc.
Form 10-K for the Fiscal Year Ended June 30, 2023
Form 8-K Filed February 8, 20241
File No. 001-35964

Dear Ms. Houser and Ms. Baker:

On behalf of Coty Inc. (the “Company” or “we”), this letter responds to your letter, dated February 14, 2024 (“Comment Letter”) regarding the above-referenced Form 10-K for the Fiscal Year Ended June 30, 2023 (“fiscal 2023”) filed on August 22, 2023 and Form 8-K filed on February 7, 2024. Each of your comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

1.Please expand your discussion and analysis to quantify the impact when multiple factors contribute to the changes in these line items. One example are the material factors listed as positively and negatively impacting net revenues for each of the reportable segments that provide no insight as to how each factor impacted net revenues. Further, net revenue analysis at the consolidated and segment levels should include quantification of the extent to which changes in volume, pricing and product mix impacted net revenues rather than on a combined basis. Refer to Item 303(b)(2) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Response:

The Company acknowledges the Staff’s comment. We respectfully submit that we have considered the guidance in Item 303(b)(2) of Regulation S-K and Section 501.12 in preparing our disclosures to explain material changes in net revenue from period to period in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”). In order to provide further insight in circumstances where multiple factors contribute to changes in line items, as raised in the Staff’s comment, we propose to update our disclosure in future filings, as applicable, beginning with our Form 10-Q for the
1 The Company respectfully notes that the referenced Form 8-K was filed on February 7, 2024.

quarter ended March 31, 2024, to quantify the impact of such factors. For the Staff’s reference, below is the updated disclosure marked to show changes against the disclosure in our Form 10-K for the fiscal year ended June 30, 2023 (data as of June 30, 2023) as an example, for illustrative purposes only, of how the Company intends to expand its disclosures in future filings (underscored language indicates new disclosure and deletions are indicated in strike-through). We will implement similar changes to other line items, where applicable.

In considering the application of Item 303(b)(2)(iii) regarding disclosure of changes in line items that may be attributable to changes in price, volume or mix, we respectfully advise the Staff that due to the nature of the Company’s product offerings, changes in price and mix are often interrelated and Company management considers price and mix in combination when evaluating business performance. Furthermore, as separate price and mix data is not used in managing the business, the Company does not have in place the internal processes, system configurations, and controls to facilitate such a separation and quantification of price and mix data for inclusion in the MD&A. As the Staff is aware, the Company’s product categories consist of fragrances, color cosmetics, and skin and body care products, which are marketed through distinctive brands that address a variety of consumer preferences. Within some of these categories are thousands of product variations (e.g., sizes, packaging, formulations, etc.) that may be sold at different price points due to brand positioning and product type (e.g., skin care and fragrance products are generally priced higher than makeup products). As we have disclosed, we continually introduce new products, support new and established products, including product reformulations, and phase out existing products that no longer meet the needs of our consumers or our business objectives. In addition, the impact of new product launches and the related pricing effects on new and existing products further blur the distinction between the price and mix impact on our net revenues. Likewise, our premiumization strategy, which involves introducing new products at higher selling prices, results in a combined price and mix impact when consumers shift from purchasing existing products to newer premium products. Similar to peers in the beauty industry, we propose to supplement our future disclosures to quantify material changes in net revenues attributable to volume, including volume changes driven by the impact of new product innovation, and pricing. As disclosed in the Overview section to the MD&A, volume remained stable year-over-year, therefore, in discussing our segment results, we did not disclose the impact when comparing fiscal 2023 to fiscal 2022 net revenues, as the change in volumes did not materially impact the change in net revenues. In addition, if material to our business as a whole, we will further expand such disclosures by product category and geographic region as appropriate.

Please refer below for a revised discussion of segment net revenue included on pages 37 and 38 of our Form 10-K for the fiscal year ended June 30, 2023 (data as of June 30, 2023). For our discussion of consolidated net revenue and all other line items where there are multiple factors that contribute to the change in activity between comparative periods, we will include quantification of such factors in future filings in a similar manner.

Sample Disclosure:

Prestige

In fiscal 2023, net revenues in the Prestige segment increased 5%, or $152.6 to $3,420.5 from $3,267.9 in fiscal 2022. Excluding net revenue from the second half of the prior period from Russia, net revenues increased 6% or $169.0 to $3,420.5 from $3,251.5, reflecting a positive price and mix impact of 11% (primarily due to the positive pricing impact as a result of global price increases and in line with the overall premiumization strategy) partially offset by a negative foreign currency exchange translation impact of 5%. The increase in net revenues primarily reflects:

•Prestige fragrance sales grew $186.5, due to the continued success ~~and growth of prestige fragrances, specifically~~ of Burberry Hero, Burberry Her, Calvin Klein, Hugo Boss Boss Bottled, Gucci Flora, and Marc Jacobs Daisy, particularly in the U.S. due to positive market trends and innovation, and in travel retail across all major regions impacted by increased leisure travel compared to the prior year.
~~ii)     the positive pricing impact as a result of global price increases and in line with the overall premiumization strategy;~~
~~iii)    growth in travel retail net revenues in all major regions due to increased leisure travel compared to the prior year; and~~
~~iv)     growth in the U.S due to positive market trends and innovation in the prestige fragrance brands.~~

These increases were partially offset by:

•Prestige makeup sales declined $18.4, ~~lower net revenues in the Prestige makeup category impacted by a decline in~~ primarily due to Gucci makeup travel retail sales in the Asia Pacific region as a result of slow recovery from the lockdowns in China.~~; and~~
•Prestige skincare sales declined $10.6, primarily due to lower net revenues for philosophy due to less innovation and repositioning of the brand.

Consumer Beauty
In fiscal 2023, net revenues in the Consumer Beauty segment increased 5%, or $97.1, to $2,133.6 from $2,036.5 in fiscal 2022. Excluding net revenue from the second half of the prior period from Russia, net revenues increased 6% or $107.8 to $2,133.6 from $2,025.8, reflecting a positive price and mix impact of 10% (primarily due to price increases across the Consumer Beauty product portfolio) partially offset by a negative foreign currency exchange translation impact of 4%. The increase in net revenues primarily reflects:

•Color cosmetics sales grew $53.3, resulting from ~~an increase in net revenues from color cosmetics brands, including~~ CoverGirl due to positive pricing impact and higher sell-out resulting in lower returns and markdowns in the U.S., and Rimmel Manhattan due to brand innovation and positive price and mix impact in major European markets, such as Germany, Austria and Switzerland, and Australia.~~;~~
•Skin and body care sales grew $52.8, resulting from ~~an increase in net revenues from the skin and body care~~ growth of brands in Brazil due to strong category momentum, and positive product mix impact within our Brazilian brands’ portfolio, as well as due to innovation in brands such as Monange and market share gains for Paixao.~~; and~~
~~(iii) due to price increases across the Consumer Beauty product portfolio.~~
These increases were partially offset by:

•Mass fragrance sales declined $8.6 ~~These increases were partially offset by lower net revenues from the mass fragrance category~~, primarily due to negative foreign currency exchange translation impacts.

2.Please provide an analysis of the factors materially impacting your results of operations at the consolidated and segment levels. In this regard, we note you attribute the improvement in operating income from continuing operations to the changes in various types of costs without an analysis of the underlying causes. One example is to provide a discussion as to why there was a reduction in fixed costs and whether you expect this trend to continue. Similarly, we note you attribute the change in net revenues to a change in the mix of products without explaining how that change in the mix of products also impacted operating income and whether you expect the change to continue into the future. Finally, we note a more robust discussion of your operating results in your earnings press release. Refer to Item 303(b)(2) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification (i.e., Release 33-8350, Section III.B.) for guidance.

Response:

The Company acknowledges the Staff’s comment. We propose to update our disclosure in future filings, as applicable, beginning with our Form 10-Q for the quarter ended March 31, 2024. For the Staff’s reference, below is the updated disclosure marked to show changes against the disclosure in our Form 10-K for the fiscal year ended June 30, 2023 (data as of June 30, 2023) as an example, for illustrative purposes only, of how the Company intends to expand its disclosures in future filings. We will implement similar changes to other line items, where applicable. The following is illustrative of the disclosure updates we plan to incorporate into future filings (underscored language indicates new disclosure and deletions are indicated in strike-through) based on page 31 of the 10-K.

OVERVIEW

We expect that our net revenue for fiscal year 2024 will grow in the mid-to-high single digits versus the prior year, excluding the impact of foreign exchange and the early termination of the Lacoste fragrance license.

We anticipate that our annual gross margin will remain in the mid-sixties, providing us with opportunities to fund new product initiatives and support our brands through advertising and consumer promotional investments. We continue to target advertising and consumer promotional spending in the high-twenties percentage of net revenues. However, our level of advertising and consumer promotional spending will depend on various factors, including seasonality, the timing of product launches, and budgetary considerations. We anticipate that fixed costs as a percentage of our net revenues will incrementally improve annually as we continue to take steps to gradually optimize our fixed cost base.

The following is illustrative of the disclosure updates we plan to incorporate into future filings (underscored language indicates new disclosure and deletions are indicated in strike-through) based on page 40 of the 10-K for the fiscal year ended June 30, 2023 (tables are not shown).

OPERATING INCOME (LOSS) FROM CONTINUING OPERATIONS

In fiscal 2023, operating income from continuing operations was $543.7 compared to an income of $240.9 in fiscal 2022. Operating income as a percentage of net revenues, improved to 9.8% in fiscal 2023 as compared to Operating income as a percentage of net revenues of 4.5% in fiscal 2022. The improved operating margin is largely driven by lower fixed costs as a percentage of net revenues (approximately 150 basis points) primarily due to lower depreciation expense related to fully depreciated IT equipment, lower stock-based compensation as a percentage of net revenues (approximately 130 basis points) primarily related to a reduction in expense recognized in connection with a prior year’s grant made to the CEO, lower advertising and consumer promotional spending as a percentage of net revenues (approximately 100 basis points) primarily due to a reduction in working media, and a~~n~~  decrease in asset impairment charges as a percentage of net revenues (approximately 60 basis points) related to the impairment of indefinite-lived intangibles recorded in the prior period. In addition, the greater proportion of higher margin Prestige product sales coupled with the fact that a higher proportion of Consumer Beauty sales were from lower margin Brazil brands, compared to the prior year, positively benefited our consolidated gross margin and operating income.

In fiscal 2022, operating income from continuing operations was $240.9 compared to a loss of $48.6 in fiscal 2021. Operating income as a percentage of net revenues, improved to 4.5% in fiscal 2022 as compared to Operating loss as a percentage of net revenues of (1.0)% in fiscal 2021. The improved operating margin is largely driven by lower cost of goods sold as a percentage of net revenues (approximately 370 basis points) due to the above-mentioned drivers, a reduction in fixed costs as a percentage of net revenues (approximately 290 basis points) primarily due to a decrease in compensation expense related to a reduction in employee headcount, a decrease in acquisition and divestiture related expenses as a percentage of net revenues (approximately 270 basis points), a decrease in gains recognized on sale of real estate as a percentage of net revenues (approximately 220 basis points), lower amortization expense as a percentage of net revenues (approximately 150 basis points) mainly due to the certain definite-lived intangible assets reaching the end of their useful lives, and a decrease in restructuring expense as a percentage of net revenues (approximately 150 basis points). These items were partially offset by an increase in advertising and consumer promotional costs as a percentage of net revenues (approximately 520 basis points) primarily do due to an increase in working media, higher stock-based compensation as a percentage of net revenues (approximately 310 basis points) primarily related to the CEO grant made on June 30, 2021, and an increase in asset impairment charges as a percentage of net revenues (approximately 60 basis points) related to the impairment of indefinite-lived intangibles.

The following is illustrative of the disclosure updates we plan to incorporate into future filings (underscored language indicates new disclosure and deletions are indicated in strike-through) based on page 41 of the 10-K for the fiscal year ended June 30, 2023 (tables are not shown).

Prestige
In fiscal 2023, operating income for Prestige was $483.7 compared to income of $367.2 in fiscal 2022. Operating margin improved to 14.1% of net revenues in fiscal 2023 as compared to 11.2% in fiscal 2022, driven primarily by lower fixed costs as a percentage of net revenues (approximately 110 basis points) primarily due to lower depreciation expense related to fully depreciated technology equipment, lower cost of goods sold as a percentage of net revenues (approximately 60 basis points) and lower amortization expense as a percentage of net revenues (approximately 60 basis points) mainly due to the certain definite-lived intangible assets reaching the end of their useful lives.

In fiscal 2022, operating income for Prestige was $367.2 compared to income of $158.1 in fiscal 2021. Operating margin improved to 11.2% of net revenues in fiscal 2022 as compared to 5.8% in fiscal 2021, driven primarily by higher sales volume, lower cost of goods sold as a percentage of net revenues (approximately 450 basis points) primarily due to lower manufacturing and material costs as a percentage of net revenues, lower fixed costs as a percentage of net revenues (approximately 330 basis points) primarily due to lower compensation expense as a percentage of net revenues a result of a reduction in employee headcount, and a decrease in amortization expense as a percentage of net revenues (approximately 240 basis points) mainly due to the certain definite-lived intangible assets reaching the end of their useful lives, partially offset by an increase in advertising and consumer promotional costs as a percentage of net revenues (approximately 520 basis points) primarily due to an increase in working media spending.

Consumer Beauty
In fiscal 2023, operating income for Consumer Beauty was $63.3 compared to income of $9.5 in fiscal 2022. Operating margin improved to 3.0% of net revenues in fiscal 2023 as compared to 0.5% in fiscal 2022, driven by lower advertising and consumer promotional costs as a percentage of net revenues (approximately 90 basis points) primarily due to lower depreciation expense on promotional fixtures as a result of fewer fixtures being installed during the COVID-19 pandemic, an increase in impairment charges as a percentage of net revenues (approximately 150 basis points) related to the impairment of indefinite-lived intangibles recorded in the prior period, and lower fixed costs as a percentage of net revenues ~~partially offset by an increase in cost of sales~~ (approximately 130 basis points) primarily due to lower depreciation expense as a percentage of net revenues.

In fiscal 2022, operating income for Consumer Beauty was $9.5 compared to income of $26.9 in fiscal 2021. Operating margin worsened to 0.5% of net revenues in fiscal 2022 as compared to 1.4% in fiscal 2021, driven by an increase in advertising and consumer promotional costs as a percentage of net revenues (approximately 510 basis points) primarily do due to an increase in working media spending and an increase in asset impairment charges as a percentage of net revenues (approximately 150 basis points) related to the impairment of indefinite-lived intangibles, partially offset by higher sales volume, a reduction in fixed costs as a percentage of net revenues (approximately 320 basis points) primarily due to lower compensation expense as a percentage of net revenues as a result of a reduction in employee headcount, lower cost of goods sold as a percentage of net revenues (approximately 180 basis points) primarily due to lower excess and obsolescence expense in the current fiscal year due to improvements in forecasting sales and better focus on planning for new products, and a decrease in amortization expense as a percentage of net revenues (approximately 40 basis points) mainly due to the certain definite-lived intangible assets reaching the end of their useful lives.

Corporate
Corporate primarily includes expenses not directly relating to our operating activities. These items are included in Corporate since we consider them to be corporate responsibilities, and these items are not used by our management to measure the underlying performance of the segments.

Operating loss for Corporate was $3.3, $135.8 and $233.6 in fiscal 2023, 2022 and 2021, respectively, as described under “Adjusted Operating Income” below. The operating loss of $3.3 in fiscal 2023 declined in comparison to the prior year primarily due to lower stock based compensation (approximate $59.6 reduction in expense) primarily related to a reduction in expense recognized in connection with a prior year’s grant made to the CEO, a gain recognized due to the early termination of the Lacoste fragrance license in the current period (approximately $104.4), and a reduction in acquisition and divestiture related costs (approximate $14.7 reduction in expense), partially offset by a gain on sale of real estate recognized in the comparative period (approximately $115.5).

The operating loss of $135.8 in fiscal 2022 includes stock-based compensation (approximately $195.5), costs related to the Russia market exit (approximately $45.9), restructuring and other business realignment costs (approximately $4.7), acquisition and divestiture related costs (approximately $14.7), partially offset by a gains on the sale of real estate (approximately $115.5).

The operating loss of $233.6 in fiscal 2021 includes acquisition and divestiture related costs (approximately $138.8), restructuring and other business realignment costs (approximately $67.0), and stock-based compensation (approximately $27.8).

3.Please provide a more detailed discussion of the material factors impacting income tax expense (benefit). As a global company generating approximately 72% of net revenues outside of the United States for the periods presented with foreign subsidiaries generating income from continuing operations before income taxes while the US is reporting losses, it would appear a more detailed analysis of your income tax expense (benefit) and effective tax rate for each period presented along with an analysis of the impact of foreign earnings as compared to US losses would be useful for investors to better understand the material drivers impacting taxes. Refer to Item 303(b)(2) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Response:

The Company acknowledges the Staff’s comment and respectfully notes that although 72% of our net revenues are foreign, this proportion does not correspond to our income (loss) before income taxes split. Due to our current structure, all of our income before income taxes is foreign-sourced, with losses in the United States. This drives up our effective tax rate, which is partially offset by the fair value gains related to the investment in the Wella business, which is taxed at a rate below our statutory tax rate of 21%.

We propose to update our disclosure in future filings, as applicable, beginning with our Form 10-K for the fiscal year ended June 30, 2024. For the Staff’s reference, below is the updated disclosure marked to show changes against the disclosure on page 46 in our Form 10-K for the fiscal year ended June 30, 2023 (data as of June 30, 2023) as an example, for illustrative purposes only, of how the Company intends to expand its disclosures in future filings.

The 12.8% decrease in the effective tax rate in fiscal 2023 from fiscal 2022 was primarily driven by the following items: a) tax costs associated with the Company’s exit from Russia in the prior year (6.6%) b) a reduction in the amount of non-deductible executive stock compensation (4.8%), c) a foreign exchange loss recognized on the repatriation of funds in the current year that were previously taxed (1.9%), d) a reduction in permanent differences related to a decrease in non-deductible expenses and non-deductible foreign exchange losses (6.6%) and e) a gain on the disposition of business assets (real estate) in the prior period (3.0%) offset by an increase in unrecognized tax benefits due to the impact of increasing U.S taxation of foreign sourced income (7.1%) and a lower fair value gain related to the investment in the Wella business which reduced the foreign tax differential impact in the current period (4.3%).

The Company has significant income in jurisdictions such as Germany, Netherlands, France, and Spain which have statutory tax rates higher than the U.S. Federal statutory rate of 21%. The impact of the foreign earnings in higher taxed jurisdictions coupled with US losses at the statutory tax rate of 21% increases the Company’s effective tax rate. This jurisdictional mix is expected to have a continuing impact on the effective tax rate.

4.Please revise your presentation of Adjusted EBITDA throughout your filing to comply with the disclosure requirements in Rule 100(a) of Regulation G, Items 10(e)(1)(i)(A) and 10(e)(1)(i)(B) of Regulation S-K, and Question 102.10(a) of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. In this regard, Question103.02 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures indicates that net income and not operating income is the most directly comparable financial measure or measures calculated and presented in accordance with US GAAP. Address this comment throughout your Forms 10-Q and earnings press releases as well.

Response:

The Company acknowledges the Staff’s comment. We propose to update our disclosure, as applicable, beginning with our Form 10-Q for the quarter ended March 31, 2024 and third quarter fiscal 2024 earnings release. For the Staff’s reference, below is the updated disclosure marked to show changes against the disclosure in page 46 of our Form 10-K for the fiscal year ended June 30, 2023 (data as of June 30, 2023) as an example, for illustrative purposes only, of how the Company intends to expand its disclosures in future filings.

Adjusted Operating Income (Loss) and Adjusted EBITDA from Continuing Operations for Coty Inc.

Adjusted operating income (loss) from continuing operations and adjusted EBITDA from continuing operations provides investors with supplementary information relating to our performance. See “Overview—Non-GAAP Financial Measures.” Reconciliation of reported ~~operating loss~~ net income to adjusted operating (loss) income and adjusted EBITDA is presented below.

	Year Ended June 30,			Change %
(in millions)	2023	2022	2021	2023/2022	2022/2021
Net income (loss) from continuing operations	$523.2	$262.0	$(67.8)	100%	>100%
Net income (loss) from continuing operations margin	9.4%	4.9%	(1.5)%
Provision (benefit) for income taxes on continuing operations	$181.6	$164.8	$(172.0)	10%	>100%
Income (loss) from continuing operations before income taxes	$704.8	$426.8	$(239.8)	65%	>100%
Interest expense, net	$257.9	$224.0	$235.1	15%	(5%)
Other income, net	$(419.0)	$(409.9)	$(43.9)	(2%)	<(100%)
Reported operating income (loss) from continuing operations	$543.7	$240.9	$(48.6)	>100%	>100%
Reported operating income (loss) from continuing operations margin  ~~% of Net Revenues~~	9.8%	4.5%	(1.0)%
Amortization expense	$191.8	$207.4	$251.2	(8%)	(17%)
Restructuring and other business realignment costs	$(6.3)	$4.7	$67.0	<(100%)	(93%)
Stock-based compensation	$135.9	$195.5	$27.8	(30%)	>100%
Costs related to acquisition and divestiture activities	$—	$14.7	$138.8	(100%)	(89%)
Asset impairment charges	$—	$31.4	$—	(100%)	N/A
(Gains) Costs related to market exit	$(17.0)	$45.9	$—	<(100%)	N/A
Gains on sale and termination of brand assets	$(104.4)	$(9.5)	$—	<(100%)	N/A
Gains on sale of real estate	$(4.9)	$(115.5)	$—	96%	N/A
Total adjustments to reported operating loss	$195.1	$374.6	$484.8	(48%)	(23)%
Adjusted operating income from continuing operations	$738.8	$615.5	$436.2	20%	41%
Adjusted operating income from continuing operations margin ~~% of Net Revenues~~	13.3%	11.6%	9.4%
Adjusted depreciation	$234.0	$289.8	$325.8	(19%)	(11)%
Adjusted EBITDA	$972.8	$905.3	$762.0	7%	19%
Adjusted EBITDA margin ~~% of Revenues~~	17.5%	17.1%	16.5%

Form 8-K Filed February 7, 2024 Exhibit 99.1

5.For each non-GAAP measure presented, please present the most directly comparable financial measure or measures calculated and presented in accordance with US GAAP in accordance with Rule 100(a) of Regulation G, Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. Examples include your presentation and discussion of adjusted operating margin and adjusted EBITDA margin on pages 1, 3 and 4; financial leverage ratio on pages 2, 3 and 5; and segment adjusted operating income margin and segment adjusted EBITDA margin on pages 5 and 6 without presenting the comparable margin or ratio calculated using the most comparable US GAAP measures. As applicable, address this comment as well as our additional non-GAAP measure comments to your Forms 10- K and 10-Q presentations.

Response:

The Company acknowledges the Staff’s comment. The Company has undertaken a comprehensive review of non-GAAP measures presented, including those non-GAAP measures mentioned in the Staff’s comment, and will in future filings include all non-GAAP measures in its definition of non-GAAP measures and more prominently present the most directly comparable financial measure or measures calculated and presented in accordance with US GAAP in future earnings releases, and Forms 10- Ks and 10-Qs, as applicable.

The following is illustrative of the Company’s proposed revised presentation and discussion of its free cash flow, net debt and financial leverage ratio based on page 2 of the Company’s second quarter fiscal 2024 earnings release (underscored language indicates new disclosure and deletions are indicated in strike-through).

During Q2, Coty's cash flow from operating activities was $421.9 million and free cash flow totaled $363.0 million. For 1H24, the cash flow from operating activities was $608.1 million and free cash flow totaled $487 million. The combination of the Company's solid 1H24 ~~free cash flow~~ cash flow from operating activities ~~of approximately $487.0 million~~ and proceeds of approximately $340 million from the share issuance as part of its Paris dual listing drove a reduction in total debt of $520 million and Financial Net Debt of over $700 million from the end of FY23 to $3.8 billion and $3.3 billion, respectively, exiting CY23~~.~~, resulting in a total debt to net income ratio of 10.95x, and a financial leverage ratio of approximately 3.1x. The value of Coty's retained 25.9% Wella stake increased moderately to $1.08 billion at quarter-end, supporting Coty's Economic Net Debt at approximately $2.2 billion.

In addition, the Company intends to include reconciliations of segment adjusted operating income and segment adjusted EBITDA to the most directly comparable measure calculated and presented in accordance with US GAAP, as illustrated in the tables below, for presentation in future earnings releases, and Form 10-Q and Form 10-K.

Operating Income (Loss), Adjusted Operating Income (Loss) and Adjusted EBITDA from Continuing Operations - Prestige Segment

	Year Ended June 30,			Change %
(in millions)	2023	2022	2021	2023/2022	2022/2021
Reported operating income (loss) from continuing operations	483.7	$367.2	$158.1	32%	>100%
Reported operating income (loss) from continuing operations margin	14.1%	11.2%	5.8%
Amortization expense	151.4	162.9	201.2	(7%)	(19%)
Total adjustments to reported operating income (loss)	151.4	162.9	201.2	(7%)	(19)%
Adjusted operating income from continuing operations	$635.1	$530.1	$359.3	20%	48%
Adjusted operating income from continuing operations margin	18.6%	16.2%	13.2%
Adjusted depreciation	110.5	138.7	144.4	(20%)	(4)%
Adjusted EBITDA	$745.6	$668.8	$503.7	11%	33%
Adjusted EBITDA margin	21.8%	20.5%	18.5%

Operating Income (Loss), Adjusted Operating Income (Loss) and Adjusted EBITDA from Continuing Operations - Consumer Beauty Segment

	Year Ended June 30,			Change %
(in millions)	2023	2022	2021	2023/2022	2022/2021
Reported operating income (loss) from continuing operations	$63.3	$9.5	$26.9	>100%	(65%)
Reported operating income (loss) from continuing operations margin	3.0%	0.5%	1.4%
Amortization expense	40.4	44.5	50.0	(9%)	(11%)
Asset impairment charges	—	31.4	—	(100%)	N/A
Total adjustments to reported operating income (loss)	40.4	75.9	50.0	(47%)	52%
Adjusted operating income from continuing operations	$103.7	$85.4	$76.9	21%	11%
Adjusted operating income from continuing operations margin	4.9%	4.2%	4.0%
Adjusted depreciation	123.5	151.1	181.4	(18%)	(17)%
Adjusted EBITDA	$227.2	$236.5	$258.3	(4%)	(8)%
Adjusted EBITDA margin	10.6%	11.6%	13.5%

Operating Income (Loss), Adjusted Operating Income (Loss) and Adjusted EBITDA from Continuing Operations - Corporate Segment

	Year Ended June 30,			Change %
(in millions)	2023	2022	2021	2023/2022	2022/2021
Reported operating income (loss) from continuing operations	$(3.3)	$(135.8)	$(233.6)	98%	42%
Reported operating income (loss) from continuing operations margin	N/A	N/A	N/A
Restructuring and other business realignment costs	(6.3)	4.7	67.0	<(100%)	(93%)
Stock-based compensation	135.9	195.5	27.8	(30%)	>100%
Costs related to acquisition and divestiture activities	—	14.7	138.8	(100%)	(89%)
(Gains) Costs related to market exit	(17.0)	45.9	—	<(100%)	N/A
Gains on sale and termination of brand assets	(104.4)	(9.5)	—	<(100%)	N/A
Gains on sale of real estate	(4.9)	(115.5)	—	96%	N/A
Total adjustments to reported operating income (loss)	3.3	135.8	233.6	(98%)	(42)%
Adjusted operating income from continuing operations	$—	$—	$—	N/A	N/A
Adjusted operating income from continuing operations margin	N/A	N/A	N/A
Adjusted depreciation	—	—	—	N/A	N/A
Adjusted EBITDA	$—	$—	$—	N/A	N/A
Adjusted EBITDA margin	N/A	N/A	N/A

Please see below for a proposed changes to the presentation of the financial leverage ratio presented in the Company’s second quarter fiscal 2024 earnings release as an example, for illustrative purposes only, of how the Company intends to expand its disclosures in future earnings releases.
RECONCILIATION OF TOTAL DEBT TO ECONOMIC NET DEBT

COTY INC.	As of
(in millions)	December 31, 2023
Total debt[2]	$3,761.8
Less: Cash and cash equivalents	450.0
Financial Net debt	$3,311.8
Less: Value of Wella stake	1,077.0
Economic Net debt	$2,234.8
2 Total debt is derived from footnote 9 from the Form 10-Q for the quarter-ended December 31, 2023 and includes both the Company’s short-term and long-term debt (including the current portion of long-term debt).

RECONCILIATION OF TTM(a) NET INCOME TO TTM ADJUSTED EBITDA

	Three months ended	Three months ended	Three months ended	Three months ended	Twelve months ended
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	December 31, 2023
(in millions)
Net income from continuing operations	$111.8	$35.5	$10.2	$186.0	$343.5
Provision (benefit) for income taxes on continuing operations	$29.8	$43.3	$40.9	$71.4	$185.4
Income from continuing operations before income taxes	$141.6	$78.8	$51.1	$257.4	$528.9
Interest expense, net	$58.8	$72.2	$69.8	$60.1	$260.9
Other income, net	$(156.9)	$(22.0)	$76.6	$(80.8)	$(183.1)
Reported operating income from continuing operations	$43.5	$129.0	$197.5	$236.7	$606.7
Amortization expense	$48.2	$48.7	$48.6	$48.3	$193.8
Restructuring and other business realignment costs	$(1.3)	$(1.3)	$27.3	$4.0	$28.7
Stock-based compensation	$33.6	$37.0	$29.7	$20.2	$120.5
Costs related to acquisition and divestiture activities	$—	$—	$—	$—	$—
Asset impairment charges	$—	$—	$—	$—	$—
Early license termination and market exit costs	$(1.3)	$(104.4)	$0.8	$—	$(104.9)
(Gain) Loss on sale of real estate	$—	$(3.9)	$(1.7)	$0.1	$(5.5)
Total adjustments to reported operating loss	$79.2	$(23.9)	$104.7	$72.6	$232.6
Adjusted operating income	$122.7	$105.1	$302.2	$309.3	$839.3
Add: Adjusted depreciation(b)	$59.2	$60.3	$58.1	$57.1	$234.7
Adjusted EBITDA	$181.9	$165.4	$360.3	$366.4	$1,074.0
(a)Trailing twelve months (TTM) net income from continuing operations, reported operating income, adjusted operating income, and adjusted EBITDA represents the summation of each of these financial metrics for the quarters ended December 31, 2023, September 30, 2023, June 30, 2023, and March 31, 2023.
(b)Adjusted depreciation for the twelve months ended December 31, 2023 represents depreciation expense for Coty Inc for the period, excluding accelerated depreciation.

COMPARISON OF TOTAL DEBT/ NET INCOME FROM CONTINUING OPERATIONS(b) TO FINANCIAL NET DEBT/ADJUSTED EBITDA

~~December 31, 2023~~
~~Financial Net Debt - Coty Inc.~~	~~$ 3,311.8~~
~~Adjusted EBITDA~~	~~1,074.0~~
~~Financial Net Debt/Adjusted EBITDA~~	~~3.08~~

The ratio of the Company’s total debt to TTM net income from continuing operation is presented below. Management believes that financial leverage ratio which it defines as total debt less cash and cash equivalents, divided by TTM adjusted EBITDA is useful for investors in evaluating the Company’s deleveraging progress, liquidity and ability to meet its financial obligations.

			Numerator
			Total Debt	Financial Net Debt(c)
			$ 3,761.8	$ 3,311.8
Denominator	TTM Net income (loss) from continuing operations(b)	$ 343.5	10.95	N/R(d)
	TTM Adjusted EBITDA(a)	$ 1,074.0	N/R(d)	3.08

(a)TTM adjusted operating income for the twelve months ended December 31, 2023 represents the summation of the adjusted operating income for Coty Inc for each of the quarters ended December 31, 2023, September 30, 2023, June 30, 2023, and March 31, 2023. For a reconciliation of adjusted operating income to operating income for Coty Inc for each of those periods, see the table entitled “Reconciliation of TTM of Net Income to Adjusted Operating Income to Adjusted EBITDA” for each of those periods.
(b)TTM Net income (loss) from continuing operations for the twelve months ended December 31, 2023 represents the summation of the Net income (loss) from continuing operations for each of the quarters ended December 31, 2023, September 30, 2023, June 30, 2023, and March 31, 2023.
(c) Financial Net Debt equals Total Debt minus Cash and cash equivalents as of December 31, 2023.
(d) Not relevant.

6.We note that the headlines for your second quarter of 2024 earnings press release references EBITDA and EBITDA margin, which are not disclosed in the earnings press release, without also mention of net income and net income margin. Similarly, we also note that your discussion and analysis of non-GAAP measures at the consolidated and segment levels are more comprehensive than your discussion and analysis of the comparable US GAAP measure throughout the earnings release. With reference to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures, ensure your disclosures, discussion and other presentations do not present, discuss and/or analyze non-GAAP financial measures with more prominence than the most directly comparable US GAAP measure.

Response:

The Company acknowledges the Staff’s comment regarding the reference to non-GAAP measures included in the Company’s headlines for the second quarter of 2024 earnings press release. In future earnings press releases, the Company will reference the most directly comparable US GAAP measure before mentioning non-GAAP measures in its headlines. With respect to the Staff’s comments on the comprehensiveness of the discussion and analysis around US GAAP measures throughout the earnings release, the Company will structure the discussion and analysis in future earnings releases to clearly explain the material drivers of the US GAAP results. For the Staff’s reference, below is an example of the updated discussion structure and analysis marked to show changes against the disclosure in our second quarter of 2024 earnings release as an example, for illustrative purposes only, of how the Company intends to expand its disclosures in future earnings releases (underscored language indicates new disclosure and deletions are indicated in strike-through).

Second Quarter Business Review by Segment*
Prestige

In 2Q24, Prestige net revenues of $1,122.6 million or 65% of Coty sales, increased by 17% on a reported basis versus the prior year~~. O~~n and increased 15% on a LFL basis. The growth on a reported basis was ~~Prestige net revenues grew a solid 15%),~~ supported by continued strong momentum in prestige beauty demand, which led to double-digit percentage growth in all regions, and outperformance in Americas, APAC and Travel Retail, coupled with a 3% FX benefit. On a ~~LFL basis~~ year-to date basis, Prestige net revenues grew a strong 20% on a reported basis~~18%,~~ driven by double-digit percentage growth in all regions and Travel Retail, and a 2% benefit from FX. Year-to-date Prestige net revenues grew 18% on a LFL basis. Taking into account an estimated low-to-mid-single-digit percentage benefit in the first half from the year-over-year fragrance service recovery, Coty’s low double-digit percentage revenue and sell-out growth in Prestige outpaced the underlying market.

During Q2, the Prestige fragrance category continued to see strong growth across North America and Europe, with all major markets expanding, led by the U.S., Canada, Germany, Italy, and Spain. Coty's Prestige fragrance revenue grew 18% as reported and 15% LFL in Q2, maintaining momentum driven by strong beauty demand, ongoing premiumization and fueled by existing icons and new launches. Global Travel Retail trends continued to be robust across all regions with growth of over 20% in Q2, propelled by the continued recovery of international travel and Coty's expansion in the travel retail channel. ~~Coty continued to build momentum in ultra-premium fragrances, with particularly strong revenue growth in the Chloé Atelier des Fleurs fragrance collection.~~ Coty's Prestige makeup business grew by a double-digit percentage ~~LFL~~ in the quarter led by its three brands, Kylie, Burberry and Gucci. ~~Finally, Coty's Prestige skincare business grew in Q2 led by Lancaster and philosophy.~~

~~Prestige revenue growth remained robust, expanding 17% as reported and 15% LFL in Q2, and 20% as reported and 18% LFL in the first half.~~ Even when taking into account several points of benefit year-on-year from the fragrance service level recovery, Coty's low teens percentage sell-out growth in Prestige exceeded the underlying market, which grew closer to 10%. ~~Burberry Goddess continued to set new records, becoming the #1 fragrance launch in multiple markets, and together with Burberry's other hero icons, Hero and Her, propelled strong market share gains and brand rank improvements globally for Burberry.~~ The continued momentum in the prestige fragrance market and Coty's strong execution fueled double-digit percentage ~~LFL~~ revenue growth in the Company's leading prestige fragrance brands, including Hugo Boss, Calvin Klein, Gucci, Chloé, Marc Jacobs and Davidoff in the first half of FY24. Burberry Goddess continued to set new records, becoming the #1 fragrance launch in multiple markets, and together with Burberry's other hero icons, Hero and Her, propelled strong market share gains and brand rank improvements globally for Burberry. As a result of strong consumer demand, retailers exited the holidays with healthy inventory levels. In Q2, Coty also saw double-digit percentage ~~LFL~~ revenue expansion in prestige cosmetics, with strong momentum in Kylie, Burberry and Gucci. And, in prestige skincare, focus brands Lancaster and philosophy continued their positive momentum since the spring CY23 relaunch.

In 2Q24, the Prestige segment generated reported operating income of $200.6 million, compared to $164.4 million in the prior year, with reported operating margin of 17.9%, up 70 basis points year-over-year. 2Q24 adjusted operating income was $239.0 million, up from $201.7 million in the prior year, with an adjusted operating margin of 21.3%, up 20 basis points year-over-year. Adjusted EBITDA rose to $266.2 million from $228.5 million in the prior year, with a margin of 23.7%. Year-to-date reported operating income of $422.2 million with a margin of 19.3%, compared to $335.0 million in the prior year, while the adjusted operating income increased to $499.3 million from $409.3 million in the prior year. Adjusted EBITDA increased to $553.8 million from $463.6 million in the prior year, with a margin of 25.3%.

7.Please provide reconciliations for adjusted operating income and adjusted EBITDA presented at the segment levels as required by Rule 100(a) of Regulation G and Item 10(e)(1)(i)(B) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and will include these reconciliations in future earnings releases. Please refer to our response to Comment 5 for examples of the updated reconciliations of adjusted operating income and adjusted EBITDA at the segment levels.

8.We note your presentation of economic net debt, which excludes the carrying value of your Wella investment from financial net debt, or total debt less cash and cash equivalents. Please tell us your basis for excluding the entire value of the Wella investment from financial net debt. In this regard, we note your disclosure on page 50 of the fiscal year 2023 Form 10-K that you intended to use only a portion of the net proceeds from the intended sale of a 3.6% stake in Wella to pay down the outstanding principal balance of your revolving credit facility.

Response:

The Company acknowledges the Staff’s comment. As the Staff has noted, economic net debt is defined as total debt less cash and cash equivalents less the value of the Wella stake. Our presentation of economic net debt excludes the carrying value of our Wella investment in order to show the impact on financial net debt if a potential divestiture were to occur in the future resulting in a related debt repayment. Under the covenants in our 2018 Coty Credit Agreement and outstanding notes, we are obligated, subject to limited exceptions, to use the cash proceeds of a divestiture of assets, such as the Wella investment, to repay outstanding indebtedness. Accordingly, we believe it is appropriate to exclude the entire carrying value of the Wella investment in the economic net debt measure.

We respectfully direct the Staff to the disclosure on page 50 of the fiscal year 2023 Form 10-K stating our intention to use the net proceeds of the intended sale (approximately $150.0 million) to pay down a portion of the outstanding principal balance of our revolving credit facility (approximately $228.9 million at June 30, 2023):

“If the transaction closes, we intend to use the net proceeds to pay down a portion of the outstanding principal balance of our Revolving Credit Facility.” (emphasis added)

Although that transaction was not consummated, we continue to expect to utilize cash proceeds of any future divestiture of our investment in Wella to pay down outstanding indebtedness in accordance with the provisions of our 2018 Coty Credit Agreement and outstanding senior secured and unsecured notes.
***

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above, please do not hesitate to call Ayesha Zafar at (212) 389-7060 or myself at +31-20-2999088.

Very truly yours,

/s/ Laurent Mercier

Laurent Mercier

Chief Financial Officer